*AB 3/24

14049547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI International, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10575 Stonebridge Blvd.
(No. and Street)

Boca Raton	FL	33498
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sarvas, Coleman, Edgell & Tobin, P.C.
(Name – *if individual, state last, first, middle name*)

5050 N. 40th Street, Suite 310	Phoenix	AZ	85018
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

OATH OR AFFIRMATION

I, Martin J. Dugan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI International, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE BRUGUERAS
Notary Public - Arizona
Maricopa County
My Commission Expires
March 11, 2016

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sarvas, Coleman, Edgell & Tobin, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

5050 NORTH 40TH STREET • SUITE 310
PHOENIX, ARIZONA 85018
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.scetcpa.com

SFI INTERNATIONAL LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013

Sarvas, Coleman, Edgell & Tobin, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TERRY B. SARVAS
ROBERT F. COLEMAN
MICHAEL W. EDGELL
DEBI A. TOBIN
EDWARD L. ESPINOZA

5050 NORTH 40TH STREET • SUITE 310
PHOENIX, ARIZONA 85018
TELEPHONE (602) 241-1200 • FACSIMILE (602) 241-0162
WEBSITE: www.scetcpa.com

ANNE M. BRADER
JEROME A. BRINER
MICHAEL T. HALLER
BRYNN J. KOLINSKI
JOSHUA L. KUNDE
CRAIG R. NEUMANN
CORBIN A. SMITH
VIRGINIA C. TEJADA
CARLIE F. THOMASON

INDEPENDENT AUDITOR'S REPORT

To the Members of
SFI International LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of SFI International LLC as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

INDEPENDENT AUDITOR'S REPORT
(CONTINUED)

Auditor's Responsibility (Continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, and well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SFI International LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sarna, Ulery, Cygel & Thomas, P.C.

Phoenix, Arizona
February 14, 2014

SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:	
Cash	$ 27,905
Prepaid Expenses	3,081
Total Current Assets	30,986
Total Assets	$ 30,986

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accounts Payable	13,937
Total Current Liabilities	13,937
Total Liabilities	13,937
Members' Equity:	
Contributed Capital	231,006
Accumulated Deficit	(213,957)
Total Members' Equity	17,049
Total Liabilities and Members' Equity	$ 30,986

The accompanying notes are an integral part of this financial statement.

SFI INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2013

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized during February 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer. The Company member's individual liability for Company debts is limited to their invested capital.

The Company has not generated any revenues from operations from its inception through December 31, 2013.

Significant Accounting Policies

Basis of Financial Statement

This financial statement is prepared on the accrual basis of accounting.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of this financial statement is materially correct, however, actual results may differ.

Fair Value of Financial Statement

The Company uses fair value measurements to record certain assets and liabilities included in this financial statement. Accounting principles generally accepted in the United States of America establishes a hierarchy that prioritizes inputs used in measuring fair value. The three levels of inputs are:

> Level 1
> Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Fair Value of Financial Statement (Continued)

Level 2
Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The fair value of financial instruments classified as current assets or liabilities, including cash, prepaid expenses, and accounts payable approximate their carrying value principally because of the short maturity of those instruments.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and reported to each member for purposes of determining their separate income tax liabilities.

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") FASB ASC 740-10, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on the Company's evaluation of tax positions taken in its 2009 through 2012 tax returns, or to be taken in its' 2013 income tax returns, there are no significant uncertain tax positions requiring recognition in this financial statement as of December 31, 2013.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2013, the Company had net capital of $13,968, which was $8,968 in excess of its required net capital of $5,000, and its net capital ratio was 1 to 1.

Note 3: Subsequent Events

The Company has evaluated subsequent events through February 14, 2014, the date that the financial statement was available to be issued.